09055814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53656

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEVEN HILLS PARTNERS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 BATTERY STREET, 16TH FLOOR
(No. and Street)

SAN FRANCISCO	CA	94111-3370
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD F. WOODHAM (415) 869-6213
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, LLP
(Name -- *if individual, state last, first, middle name*)

101 Montgomery Street, 22nd Floor	San Francisco	CA	94104-1199
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
FEB 27 2009
Washington, DC
111

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, EDWARD F. WOODHAM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEVEN HILLS PARTNERS LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JURAT

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2009, by Edward Fuller Woodham proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

~~Notary Signature~~ Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title

ANTONIO LOCATELLI
Commission # 1789067
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2012

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEVEN HILLS PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

SEVEN HILLS PARTNERS LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, LLP
101 Montgomery Street, 22nd Floor
San Francisco, CA 94104
tel 415.788.6666
fax 415.788.1990
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Managing Member of
Seven Hills Partners LLC

We have audited the accompanying statement of financial condition of Seven Hills Partners LLC (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Seven Hills Partners LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, LLP

San Francisco, California
February 25, 2009

SEVEN HILLS PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS		
Cash and cash equivalents	$	5,651,054
Accounts receivable, net		539,067
Securities owned, at fair value		313,318
Other assets		100,902
	$	6,604,341
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to Parent	$	990,075
Other liabilities		58,692
Total liabilities		1,048,767
Member's equity		5,555,574
	$	6,604,341

See accompanying notes to statement of financial condition.

1. Nature of business and summary of significant accounting policies

Nature of Business

Seven Hills Partners LLC (the "Company") was formed as a single member limited liability company in the state of California on October 3, 2001. The Company is a wholly-owned subsidiary of Seven Hills Group LLC (the "Parent").

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of providing advice with respect to business transactions, mergers and acquisitions, and acting as an agent in the raising of capital through public and private placements of equity and debt securities of its clients.

Basis of Presentation

The accompanying financial statements are presented in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers its investment in a money market fund to be a cash equivalent. During the normal course of business the Company maintains an account with Charles Schwab & Co. (the "Broker"). At December 31, 2008, approximately $2,464,000 of cash equivalents are held with the Broker and this amount is included in cash and cash equivalents on the statement of financial condition.

Accounts Receivable, Net

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. As of December 31, 2008, the Company's allowance for doubtful accounts was approximately $124,000.

Investment Banking Revenues

The Company records investment banking revenues in accordance with the terms contained in its letter agreements with its clients. These terms typically include a non-refundable retainer fee, which is due upon execution of the agreement, and which may or may not be applied toward a subsequent transaction fee or placement fee. When advising a client on the sale of some or all of its own stock or assets, the purchase of stock or assets of another company, or the combination with or into another business entity, the Company charges a transaction fee as compensation for its services rendered in connection with a successfully completed transaction. The fee, recorded and due upon the consummation of such transaction, is usually defined as the greater of an amount determined by a formula based on aggregate transaction value, as that term is defined in each agreement, or a set minimum fee. When assisting a client with the public or private placement of its equities or debt, the Company charges a placement fee, usually expressed as a percentage of the capital raised, subject to a minimum fee, that is recorded and due upon the closing of the placement. Additionally, the Company provides on-going general financial advice to certain clients and recognizes the income from such engagements ratably over the period covered under the agreement.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

1. Nature of business and summary of significant accounting policies (continued)

Valuation Techniques

The Company values securities owned that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Fair value for many over-the-counter ("OTC") contracts is derived using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, time value, implied volatility, equity prices, interest rate yield curves, prepayment speeds, interest rates, loss severities, credit risks, credit curves, default rates and currency rates.

OTC Derivative Contracts

OTC derivative contracts include warrants received in connection with investment banking services.

Depending on the underlying security and the terms of the transaction, the fair value of certain OTC derivatives may be able to be modeled using a series of techniques, including closed-form analytic formulae, such as the Black-Scholes option-pricing model, simulation models or a combination thereof. Certain pricing models do not entail material subjectivity as the methodologies employed include pricing inputs that are observed from actively quoted markets (as is the case for generic interest rate swap and option contracts). In the case of more established derivative contracts, the pricing models used by the Company are widely accepted by marketplace participants. OTC derivatives contracts are generally categorized in Levels 2 or 3 of the fair value hierarchy.

Investments in Private Companies

Investments in private companies include securities received in connection with investment banking services.

The Company values securities owned for which there is no ready market at fair value as determined by the Company's management. Ongoing reviews by the Company's management are based on an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, expected cash flows and market-based information, including comparable transactions, and performance multiples, among other factors. These nonpublic investments are included in Level 3 of the fair value hierarchy.

Income Taxes

As a single-member LLC, the Company is disregarded for federal and state income tax purposes. Its income or loss is reported on the information return of the Parent, itself a pass-through entity. Because the income or loss of the Company is passed through to and the resulting tax consequences are borne by the Parent's various members, the Company does not record a provision for income taxes.

The Company adopted FASB Staff Position No. FIN 48-3 (FSP FIN 48-3), which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company elected to apply the deferral and will adopt the provisions of FIN 48 effective for the annual financial statements for the year ending December 31, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under Statement of Financial Accounting Standards (SFAS) No. 5, *Accounting for Contingencies.* The adoption of FSP FIN 48-3 did not have an effect of the Company's financial statements.

1. Nature of business and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. The Company's results could differ from those estimates.

2. Net capital requirement

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule (SEC Rule15c3-1) (the "Rule"). This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company's net capital was approximately $4,579,000, which was approximately $4,509,000 in excess of its minimum requirement of approximately $70,000.

3. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets measured at fair value as of December 31, 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Assets				
Securities owned, at fair value	$ 31,050	$ 2,263	$ 280,005	$ 313,318

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

3. Fair value measurements (continued)

Changes in Level 3 assets measured at fair value for the year ended December 31, 2008:

	LEVEL 3					
Assets	Beginning Balance January 1, 2008	Realized & Unrealized Gains (Losses)	Purchases Sales and Settlements	Net Transfers In and/or (Out) of	Ending Balance December 31, 2008	Change in Unrealized Gains (Losses) for Investments still held at December 31, 2008
Securities owned, at fair value	$ 273,004	$ (351,724)	$ 600,000	$ (241,275)	$ 280,005	$ 7,001

Realized and unrealized gains and losses are included in loss on securities owned, at fair value in the statement of operations. The change in unrealized gain for the year ended December 31, 2008 for investments still held at December 31, 2008 of $7,001 is reflected in loss on securities owned, at fair value on the statement of operations.

4. Concentrations of credit risk

As of December 31, 2008, the Company maintained approximately $3,187,000 of its cash balance in an interest-bearing deposit account with City National Bank. This balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company's management monitors the risk associated with this balance and does not anticipate any losses from this counterparty. Additionally, as of December 31, 2008, the Company maintained approximately $2,464,000 of its cash balance in a dividend-earning money market fund held at the Broker that is not FDIC insured. The Company does not consider the risk associated with this money market fund to be significant, though it has taken the required two percent haircut on its balance in computing net capital.

5. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under (k)(2)(i) provided that it does not otherwise hold funds or securities for, or owe money or securities, to customers and if necessary effectuates all financial transactions with customers through a "Special Account for the Exclusive Benefit of Customers".

6. Related party transactions

Due to Parent

During 2008, the Parent made payments for various expenses related to the business of the Company. There was no expense-sharing agreement between the Parent and the Company in effect during 2008, and the Company is required to reimburse the Parent for these expenses. The Company records these expenses when incurred and posts the corresponding liability to the account due to Parent. During 2008, the Company reimbursed the Parent approximately $9,890,000 for expenses paid by the Parent. As of December 31, 2008, the Company owed the Parent approximately $990,000 for such expenses. This liability is included on the statement of financial condition.